Exhibit 99.3
Condensed Consolidated Statement of Comprehensive Income/(Loss) (Unaudited)
For the six months ended June 30

	Note	2025 $000s	2024 $000s
Contract revenue		1,851	—
Grant revenue		—	288
Total revenue		1,851	288
Operating expenses:
General and administrative expenses		(24,883)	(27,758)
Research and development expenses		(24,900)	(38,928)
Operating income/(loss)		(47,931)	(66,398)
Other income/(expense):
Gain/(loss) on investments held at fair value	4	3,679	3,882
Realized gain/(loss) on sale of investments	4	375	151
Gain/(loss) on investments in notes from associates	6	(3,726)	11,612
Other income/(expense)		670	548
Other income/(expense)		998	16,193
Finance income/(costs):
Finance income	8	7,076	11,732
Finance costs – contractual	8	(960)	(1,036)
Finance income/(costs) – fair value accounting	8	—	(1,613)
Finance costs – non-cash interest expense related to sale of future royalties	8, 12	247	(10,551)
Net finance income/(costs)		6,363	(1,468)
Share of net income/(loss) of associates accounted for using the equity method	5	(3,996)	(3,357)
Gain/(loss) on dilution of ownership interest in associates	5	708	—
Income/(loss) before taxes		(43,859)	(55,030)
Tax benefit/(expense)	18	(923)	6,147
Income/(loss) for the period		(44,781)	(48,883)
Total other comprehensive income/(loss)		—	—
Total comprehensive income/(loss) for the period		(44,781)	(48,883)
Income/(loss) attributable to:
Owners of the Group		(44,605)	(41,773)
Non-controlling interests		(176)	(7,111)
		(44,781)	(48,883)
Comprehensive income/(loss) attributable to:
Owners of the Group		(44,605)	(41,773)
Non-controlling interests		(176)	(7,111)
		(44,781)	(48,883)
		$	$
Earnings/(loss) per share:
Basic earnings/(loss) per share	9	(0.19)	(0.15)
Diluted earnings/(loss) per share	9	(0.19)	(0.15)
The accompanying notes are an integral part of these financial statements.

Condensed Consolidated Statement of Financial Position (Unaudited)
As of

	Note	June 30, 2025 $000s	December 31, 2024 $000s
Assets
Non-current assets
Property and equipment, net		6,135	7,069
Right of use asset, net		7,179	8,061
Intangible assets, net		601	601
Investments held at fair value	4	191,836	191,426
Investment in associates – equity method	5	—	2,397
Investment in notes from associates, non-current	6	2,628	6,350
Other non-current assets		475	475
Total non-current assets		208,854	216,379
Current assets
Trade and other receivables		2,486	1,522
Income tax receivable		5,179	—
Prepaid expenses		3,795	4,404
Other financial assets		1,644	1,642
Investment in notes from associates, current	6	11,377	11,381
Short-term investments		59,303	86,666
Cash and cash equivalents		260,604	280,641
Total current assets		344,388	386,256
Total assets		553,242	602,635
Equity and liabilities
Equity
Share capital		4,860	4,860
Share premium		290,262	290,262
Treasury stock		(44,761)	(46,864)
Merger reserve		138,506	138,506
Translation reserve		182	182
Other reserve	10	(978)	(4,726)
Retained earnings/(Accumulated deficit)		(12,097)	32,486
Equity attributable to the owners of the Group		375,975	414,707
Non-controlling interests	14	(6,950)	(6,774)
Total equity		369,025	407,933
Non-current liabilities
Sale of future royalties liability, non-current	12	129,055	136,782
Lease liability, non-current		12,930	14,671
Liability for share-based awards	7	804	1,861
Other long term liabilities		852	—
Total non-current liabilities		143,641	153,314
Current liabilities
Lease liability, current		3,493	3,579
Trade and other payables	15	18,819	27,020
Sale of future royalties liability, current	12	13,600	6,435
Taxes payable		—	75
Notes payable		4,496	4,111
Preferred share liability	11, 13	169	169
Total current liabilities		40,576	41,388
Total liabilities		184,217	194,702
Total equity and liabilities		553,242	602,635
Please refer to the accompanying Notes to the condensed consolidated financial information. Registered number: 09582467.
The Condensed Consolidated Financial Statements were approved by the Board of Directors and authorized for issuance on August 28, 2025 and signed on its behalf by:

Sharon Barber-Lui
Interim Chair of the Board of Directors
August 28, 2025
The accompanying notes are an integral part of these financial statements.

Condensed Consolidated Statement of Changes in Equity (Unaudited)
For the six months ended June 30

		Share Capital			Treasury Shares
	Note	Shares	Amount $000s	Share premium $000s	Shares	Amount $000s	Merger reserve $000s	Translation reserve $000s	Other reserve $000s	Retained earnings/ (accumulated deficit) $000s	Total Parent equity $000s	Non-controlling interests $000s	Total Equity $000s
Balance January 1, 2024		289,468,159	5,461	290,262	(17,614,428)	(44,626)	138,506	182	(9,538)	83,820	464,066	(5,835)	458,232
Net income/(loss)		—	—	—	—	—	—	—	—	(41,773)	(41,773)	(7,111)	(48,883)
Total comprehensive income/(loss) for the period		—	—	—	—	—	—	—	—	(41,773)	(41,773)	(7,111)	(48,883)
Exercise of stock options		—	—	—	412,729	1,041	—	—	(146)	—	895	—	895
Repurchase and cancellation of ordinary shares from Tender Offer	10	(31,540,670)	(600)	—	—	—	—	—	600	(104,558)	(104,558)	—	(104,558)
Purchase of Treasury stock	10	—	—	—	(1,903,990)	(4,819)	—	—	—	—	(4,819)	—	(4,819)
Equity-settled share-based awards expense	7	—	—	—	—	—	—	—	754	—	754	3,285	4,039
Settlement of restricted stock units	7	—	—	—	599,512	1,512	—	—	(211)	—	1,301	—	1,301
Expiration of share options in subsidiary		—	—	—	—	—	—	—	1	—	1	(1)	—
Balance June 30, 2024		257,927,489	4,860	290,262	(18,506,177)	(46,892)	138,506	182	(8,541)	(62,510)	315,867	(9,661)	306,206

Balance January 1, 2025		257,927,489	4,860	290,262	(18,506,177)	(46,864)	138,506	182	(4,726)	32,486	414,707	(6,774)	407,933
Net income/(loss)		—	—	—	—	—	—	—	—	(44,605)	(44,605)	(176)	(44,781)
Total comprehensive income/(loss) for the period		—	—	—	—	—	—	—	—	(44,605)	(44,605)	(176)	(44,781)
Exercise of stock options		—	—	—	65,000	164	—	—	(58)	—	106	—	106
Equity-settled share-based awards expense	7	—	—	—	—	—	—	—	4,340	—	4,340	—	4,340
Settlement of restricted stock units	7	—	—	—	768,137	1,938	—	—	(534)	—	1,404	—	1,404
Other		—	—	—	—	1	—	—	—	22	23	—	23
Balance June 30, 2025		257,927,489	4,860	290,262	(17,673,040)	(44,761)	138,506	182	(978)	(12,097)	375,975	(6,950)	369,025
The accompanying notes are an integral part of these financial statements.

Condensed Consolidated Statement of Cash Flows (Unaudited)
For the six months ended June 30

	Note	2025 $000s	2024 $000s
Cash flows from operating activities:
Income/(loss) for the period		(44,781)	(48,883)
Adjustments to reconcile income/(loss) for the period to net cash used in operating activities:
Non-cash items:
Depreciation and amortization		1,692	1,814
Share-based compensation expense	7	4,733	4,648
(Gain)/loss on investment held at fair value	4	(3,679)	(3,882)
Realized (gain)/loss on sale of investments	4	(375)	(151)
Gain on dilution of ownership interest in associate	5	(708)	—
Share of net (income)/ loss of associates accounted for using the equity method	5	3,996	3,357
(Gain)/loss on investments in notes from associates	6	3,726	(11,612)
(Gain)/loss on disposal of assets		(94)	(23)
Impairment of fixed assets		—	45
Income taxes expense (benefit)	18	923	(6,147)
Finance (income)/costs, net	8	(6,363)	1,468
Changes in operating assets and liabilities:
Trade and other receivables		(913)	320
Prepaid expenses and other financial assets		609	(394)
Trade and other payables	15	(6,184)	(16,883)
Income taxes paid		(5,325)	(15,213)
Interest received		7,677	12,196
Interest paid		(876)	(675)
Net cash provided by (used in) operating activities		(45,942)	(80,014)
Cash flows from investing activities:
Proceeds from sale of property and equipment		166	188
Sale of investments held at fair value	4	2,753	292,672
Repayment of short-term note from associate		—	660
Short-term note to associate		—	(660)
Purchases of short-term investments		(59,275)	(213,035)
Proceeds from maturity of short-term investments		86,035	156,687
Net cash provided by (used in) investing activities		29,679	236,512
Cash flows from financing activities:
Issuance of subsidiary preferred shares	11	—	68,100
Payment of lease liability		(1,827)	(1,648)
Exercise of stock options		106	895
Repurchase of ordinary shares from Tender Offer, including associated costs	10	(2,053)	(101,629)
Purchase of treasury stock	10	—	(4,819)
Net cash provided by (used in) financing activities		(3,775)	(39,101)
Net increase (decrease) in cash and cash equivalents		(20,037)	117,397
Cash and cash equivalents at beginning of year		280,641	191,081
Cash and cash equivalents at end of period		260,604	308,478
Supplemental disclosure of non-cash investment and financing activities:
Cost associated with Tender Offer not yet paid in cash		—	2,929
Settlement of restricted stock units through issuance of equity		1,404	1,301
The accompanying notes are an integral part of these financial statements.

Notes to the Condensed Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share data, or exercise price and conversion price)
1.     General information
Description of Business
PureTech Health plc (the “Parent”) is a public hub-and-spoke biotherapeutics company dedicated to giving life to science and transforming innovation into value. It is incorporated, domiciled and registered in the United Kingdom (“UK”). The registered number is 09582467 and the registered address is 13th Floor, One Angel Court, London, EC2R 7HJ, United Kingdom.
The Parent and its subsidiaries are together referred to as the “Group”. The interim consolidated financial statements of the Group (the "Condensed Consolidated Financial Statements" or the “Interim Financial Statements”) consolidate those of the Parent and its subsidiaries.
The accounting policies are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended IFRS Accounting Standards as set out below in Note 2. New Standards and Interpretations.
Basis of accounting
These Interim Financial Statements have been prepared in accordance with International Accounting Standards (IAS) 34 Interim Financial Reporting as adopted for use in the UK and also comply fully with IAS 34 as issued by the International Accounting Standards Board ("IASB"). The Interim Financial Statements should be read in conjunction with the Group’s Consolidated Financial Statements as of and for the year ended December 31, 2024. The Interim Financial Statements do not include all the information required for a complete set of financial statements in accordance with International Financial Reporting Standards ("IFRS"). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements included in the Annual Report and Accounts for the year ended December 31, 2024, which was prepared in accordance with UK-adopted International Financial Reporting Standards, and also, complied fully with International Financial Reporting Standards as issued by the IASB. Certain amounts in the Condensed Consolidated Financial Statements and accompanying notes may not add due to rounding. All percentages have been calculated using unrounded amounts.
These Condensed Consolidated Financial Statements do not comprise statutory accounts within the meaning of Section 435 of the Companies Act 2006. The comparative figures for the six months ended June 30, 2024 are not the Group’s statutory accounts for that financial year.
The unaudited Condensed Consolidated Financial Statements reflect all adjustments of a normal recurring nature that are necessary for a fair statement of the results for the interim periods presented. Interim results are not necessarily indicative of results for a full year.
As of June 30, 2025, the Group had cash and cash equivalents of $260,604 and short term investments of $59,303. Considering the Group’s financial position as of June 30, 2025 and its principal risks and opportunities, a going concern analysis has been prepared for at least the twelve-month period from the date of signing the Condensed Consolidated Financial Statements ("the going concern period") utilizing realistic scenarios and applying a severe but plausible downside scenario. Even under the downside scenario, the analysis demonstrates the Group continues to maintain sufficient liquidity headroom and continues to comply with all financial obligations. Therefore, the Board of Directors ("Directors") believes the Group is adequately resourced to continue in operational existence for at least the twelve-month period from the date of signing the Condensed Consolidated Financial Statements. Accordingly, the Directors considered it appropriate to adopt the going concern basis of accounting in preparing the Condensed Consolidated Financial Statements.
These Condensed Consolidated Financial Statements were authorized for issue by the Company’s Board of Directors on August 28, 2025.
Material Accounting policies
There have been no significant changes in the Group’s accounting policies from those disclosed in our Consolidated Financial Statements as of and for the year ended December 31, 2024. The significant accounting policies used for half-year financial reporting are disclosed in Note 1. Material Accounting Policies of the accompanying notes to the Consolidated Financial Statements included in our 2024 Annual Report and Accounts.

2.    New Standards and Interpretations
The Group has applied the IFRS Interpretations Committee ("Committee")'s agenda decision published by the International Accounting Standards Board in July 2024, for the first time for its interim reporting period ended June 30, 2025. This Committee agenda decision clarifies certain requirements for disclosure of revenue and expenses for reporting segments under IFRS 8, Operating Segments. The adoption of this Committee agenda decision did not have any impact on the amounts recognized or disclosed in prior and current periods.
In April 2024, IFRS 18, Presentation and Disclosure in Financial Statements was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1 Presentation of Financial Statements, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Group is currently assessing the impact of the new standard.
In May 2024, Amendments to IFRS 9 and IFRS 7, Targeted Improvements to Financial Instruments Standards, was issued to clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets); and update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI). The standard is effective for annual reporting periods beginning on or after January 1, 2026, including interim financial statements, and requires prospective application. The Group is currently assessing the impact of the new standard.
On July 18, 2024, IASB issued five standards as a result of IASB’s annual improvements project. IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRS Accounting Standards that will not be included as part of another major project. The amended standards are: IFRS 1 – First-time Adoption of International Financial Reporting Standards, IFRS 7 and its accompanying Guidance on implementing IFRS 7, IFRS 9, IFRS 10 – Consolidated Financial Statements and IAS 7 – Statement of Cash Flows. The effective date for adoption of these amendments is annual reporting periods beginning on or after January 1, 2026, and early adoption is permitted. The Group is currently evaluating the potential impact from these amendments.
Certain other new accounting standards, interpretations, and amendments to existing standards have been published that are effective for annual periods commencing on or after January 1, 2026 and have not been early adopted by the Group in preparing the Condensed Consolidated Financial Statements. These standards, amendments or interpretations are not expected to have a material impact on the Group in the prior and current periods.
3.    Segment Information
Basis for Segmentation
The Directors are the Group’s chief operating decision-makers. The Group’s operating segments are determined based on the financial information provided to the Board of Directors periodically for the purposes of allocating resources and assessing performance. The Group has determined each of its Wholly-Owned Programs represents an operating segment and the Group has aggregated each of these operating segments into one reportable segment, the Wholly-Owned Programs segment. Each of the Group’s Controlled Founded Entities represents an operating segment. The Group aggregates each Controlled Founded Entity operating segment into one reportable segment, the Controlled Founded Entities segment. The aggregation is based on the high level of operational and financial similarities of the operating segments. For the Group’s entities that do not meet the definition of an operating segment, the Group presents this information in the Parent Company and Other column in its segment footnote to reconcile the information in this footnote to the Condensed Consolidated Financial Statements. Substantially all of the Group’s revenue and profit generating activities are generated within the United States and, accordingly, no geographical disclosures are provided.
Following is the description of the Group's reportable segments:
Wholly-Owned Programs
The Wholly-Owned Programs segment is advancing Wholly-Owned Programs, which are focused on treatments for patients with devastating diseases. The Wholly-Owned Programs segment is comprised of the technologies that are wholly-owned and will be advanced through with either the Group's funding or non-dilutive sources of financing. The operational management of the Wholly-Owned Programs segment is conducted by the PureTech Health team, which is responsible for the strategy, business development and research and development.
Controlled Founded Entities
The Controlled Founded Entities segment is comprised of the Group’s consolidated operational subsidiaries as of June 30, 2025 that either have, or have plans to hire, independent management teams, and currently have already raised third-party dilutive capital. These subsidiaries have active research and development programs, and have an equity or debt investment partner, who will provide additional industry knowledge and access to networks, as well as additional funding to continue the pursued growth of the entity.
The Group’s entities that were determined not to meet the definition of an operating segment are included in the Parent Company and Other column to reconcile the information in this footnote to the Condensed Consolidated Financial Statements. This column captures activities not directly attributable to the Group's operating segments and includes the activities of the Parent, corporate support functions, certain research and development support functions that are not directly attributable to a strategic business segment as well as the elimination of intercompany transactions. This column also captures the operating results for the deconsolidated entities through the date of deconsolidation (e.g. Seaport in 2024), and accounting for the Group's holdings in Founded Entities for which control has been lost, which primarily represent: the activity associated with deconsolidating an entity when the Group no longer controls the entity, the gain or loss on the Group's investments accounted for at fair value (e.g. the Group's ownership stakes in Seaport, Vedanta, and Sonde) and the Group's net income or loss of associates accounted for using the equity method.
The term "Founded Entities" refers to entities which the Group incorporated and announced the incorporation as a Founded Entity externally. It includes certain of the Group’s wholly-owned subsidiaries which have been announced by the Group as Founded Entities, Controlled Founded Entities and deconsolidated Founded Entities.
In 2024, the Group launched two new Founded Entities (Seaport Therapeutics "Seaport" and Gallop Oncology "Gallop") to advance certain programs from the Wholly-Owned Programs segment. The financial results of Gallop were included in the Wholly-Owned Programs segment for both periods presented. Seaport was deconsolidated on October 18, 2024 upon the completion of its Series B preferred share financing. The financial results of Seaport through the date of deconsolidation are included within the Parent Company and Other column as of June 30, 2024. Seaport incurred direct research and development expenses for clinical programs of $2,375 for the six months ended June 30, 2024.
The Group’s Board of Directors reviews segment performance and allocates resources based upon revenue, operating loss as well as the funds available for each segment. The Board of Directors does not review any other information for purposes of assessing segment performance or allocating resources.

	For the six months ended June 30, 2025
	Wholly-Owned Programs $	Controlled Founded Entities $	Parent Company and Other $	Consolidated $
Contract revenue	—	—	1,851	1,851
Total revenue	—	—	1,851	1,851
General and administrative expenses	(4,526)	(75)	(20,281)	(24,883)
Research and development expenses	(24,559)	(392)	52	(24,900)
Total operating expense	(29,085)	(467)	(20,230)	(49,782)
Operating income/(loss)	(29,085)	(467)	(18,378)	(47,931)
Income/expenses not allocated to segments
Other income/(expense):
Gain/(loss) on investment held at fair value				3,679
Realized gain/(loss) on sale of investments				375
Gain/(loss) on investment in notes from associates				(3,726)
Other income/(expense)				670
Total other income/(expense)				998
Net finance income/(costs)				6,363
Share of net income/(loss) of associates accounted for using the equity method				(3,996)
Gain on dilution of ownership interest in associate				708
Income/(loss) before taxes				(43,859)
	As of June 30, 2025
Available Funds
Cash and cash equivalents	3,533	224	256,846	260,604
Short-term Investments	—	—	59,303	59,303
Consolidated cash, cash equivalents and short-term investments	3,533	224	316,149	319,907

	For the six months ended June 30, 2024
	Wholly-Owned Programs $	Controlled Founded Entities $	Parent Company and Other $	Consolidated $
Grant revenue	288	—	—	288
Total revenue	288	—	—	288
General and administrative expenses	(4,450)	(36)	(23,272)	(27,758)
Research and development expenses	(32,981)	(297)	(5,650)	(38,928)
Total operating expenses	(37,431)	(333)	(28,922)	(66,686)
Operating income/(loss)	(37,143)	(333)	(28,922)	(66,398)
Income/expenses not allocated to segments
Other income/(expense):
Gain/(loss) on investment held at fair value				3,882
Realized gain/(loss) on sale of investments				151
Gain/(loss) on investment in notes from associates				11,612
Other income/(expense)				548
Total other income/(expense)				16,193
Net finance income/(costs)				(1,468)
Share of net income/(loss) of associate accounted for using the equity method				(3,357)
Income/(loss) before taxes				(55,030)
	As of December 31, 2024
Available Funds
Cash and cash equivalents	9,062	432	271,148	280,641
Short-term Investments	—	—	86,666	86,666
Consolidated cash, cash equivalents and short-term investments	9,062	432	357,814	367,307

4.     Investments Held at Fair Value
Investments held at fair value include interests in Seaport, Vedanta and Sonde along with other insignificant investments as of June 30, 2025. They are initially measured at fair value, and are subsequently re-measured at fair value at each reporting date with changes in the fair value recorded through profit and loss. See Note 13. Financial Instruments for information regarding the valuation of these instruments. Activities related to such investments during the period are shown below:

Investments held at fair value	Balance under IFRS 9	Equity method loss recorded against LTI	Carrying Amount
	$	$	$
Balance as of December 31, 2024 and January 1, 2025	196,733	(5,307)	191,426
Sale of Vor Shares	(2,753)		(2,753)
Gain realized on sale of investments	375		375
Gain/(loss) – changes in fair value through profit and loss	3,679		3,679
Equity method losses recorded against LTI, net		(891)	(891)
Balance as of June 30, 2025	198,034	(6,198)	191,836
Seaport
On October 18, 2024, Seaport completed a Series B preferred share financing, which resulted in the Group’s voting interest being below 50% and the Group losing control over Seaport Board of Directors. Consequently, the Group no longer had the power to direct the relevant Seaport activities. As a result, Seaport was deconsolidated on this date and its results of operations are included in the Condensed Consolidated Financial Statements through the date of deconsolidation. Following deconsolidation, the Group still has significant influence in Seaport through its voting interest and its remaining representation on Seaport's Board of Directors. Upon deconsolidation, the Group owns 950,000 of common stock, 40,000,000 of Series A-1 preferred stock, 8,421,052 of Series A-2 preferred stock, and 3,031,578 of Series B preferred stock. The common shares are subject to IAS 28 Investment in Associates and Joint Ventures due to the significant influence the Group retained and are accounted for under the equity method. See Note 5. Investments in Associates. The Group's preferred shares do not provide their shareholders with access to returns associated with a residual equity interest, and, as such, are accounted for under IFRS 9 as investments held at fair value with changes in fair value recorded in profit and loss. Under IFRS 9, the preferred share investments are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest.
These preferred shares had a fair value of $197,472 and $177,288 as of June 30, 2025 and December 31, 2024, respectively. See Note 13. Financial Instruments for valuation of these preferred shares.
During the six months ended June 30, 2025, the Group recognized a gain of $20,184 for the changes in the fair value of the investment in Seaport that was included in gain/(loss) on investments held at fair value within the Condensed Consolidated Statement of Comprehensive Income/(Loss). For the six months ended June 30, 2025, the increase in fair value of $20,184 was reduced by $5,857, which represents the excess equity method losses from the Group's investment in Seaport common stock. The recognition of the $5,857 loss against the investment in Seaport's Preferred A-1, A-2 and B shares occurs because the Group’s share of equity method losses from applying the equity method of accounting to its investment in Seaport’s common shares was greater than its equity method investment balance and because the Group’s investment in Seaport’s Preferred A-1, A-2 and B shares represents a long-term interest ("LTI"). The $5,857 loss is included in share of net income/(loss) of associates accounted for using the equity method within the Condensed Consolidated Statement of Comprehensive Income/(Loss) as it represents a portion of the Group’s share of equity method losses from applying the equity method of accounting.
Vedanta
Vedanta was deconsolidated in March 2023. After deconsolidation, the Group holds convertible preferred shares in Vedanta that do not provide their holders with access to returns associated with a residual equity interest, and as such, are accounted for under IFRS 9, as investments held at fair value with changes in fair value recorded in profit and loss. Under IFRS 9, the preferred share investments are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest.
During the six months ended June 30, 2025 and June 30, 2024, the Group recognized losses of $10,945 and $3,648, respectively, for the changes in the fair value of the investment in Vedanta that were included in gain/(loss) on investments held at fair value within the Condensed Consolidated Statement of Comprehensive Income/(Loss). The fair value of the Group’s investment in Vedanta was $219 and $11,163 as of June 30, 2025 and December 31, 2024, respectively.

Sonde
On May 25, 2022, Sonde completed a Series B preferred share financing, which resulted in the Group losing control over Sonde and the deconsolidation of Sonde.
Following deconsolidation, the Group still has significant influence in Sonde through its voting interest in Sonde and its remaining representation on Sonde's Board of Directors. The Group holds Preferred A-1, A-2 and B shares. The Preferred A-1 shares have the same terms as common stock, and provide their shareholders with access to returns associated with a residual equity ownership in Sonde. Consequently, the investment in Preferred A-1 shares is accounted for under the equity method. See Note 5. Investments in Associates. The convertible Preferred A-2 and B shares, however, do not provide their shareholders with access to returns associated with a residual equity interest, and as such, are accounted for under IFRS 9, as investments held at fair value with changes in fair value recorded in profit and loss. Under IFRS 9, the A-2 and B preferred share investments are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest.
The Group’s investment in Sonde’s Preferred A-2 and B shares represents a long-term interest. When the Group’s share of equity method losses, from applying the equity method of accounting to its investment in Sonde’s Preferred A-1 shares, is greater than its equity method investment balance, the additional loss is applied to the LTI. In accordance with IAS 28, IFRS 9 should be applied independently, ignoring any prior equity method loss absorption. The prior year excess equity method losses absorbed by the LTI should be reversed if the LTI's fair value decreases.
As of December 31, 2024, the fair value of the Group’s investment in Sonde Preferred A-2 and B shares was $5,307 prior to applying the excess equity method losses from the investment in Sonde Preferred A-1 shares. After the excess equity method losses were applied, the balance of the investment in Sonde Preferred A-2 and B shares was $0.
As of June 30, 2025, the fair value of the Group's investment in Sonde Preferred A-2 and B shares was $341, a reduction of $4,965 from December 31, 2024. Due to the decrease in the fair value of Sonde’s Preferred A-2 and B shares under IFRS 9, during the six months ended June 30, 2025, the Group recorded the decrease in fair value within gain/loss on investments held at fair value in the Condensed Consolidated Statement of Comprehensive Income/(Loss) and reversed $4,965 of equity method loss that had reduced the fair value of Sonde’s Preferred A-2 and B shares in the prior year. The reversal of $4,965 is included in the Group’s share of net income/(loss) of associates accounted for using the equity method within the Condensed Consolidated Statement of Comprehensive Income/(Loss).
During the six months ended June 30, 2024, the Group recognized a gain of $163 for the changes in the fair value of its investment in Sonde's Preferred A-2 and B shares that was included in gain/(loss) on investments held at fair value within the Condensed Consolidated Statement of Comprehensive Income/(Loss). For the six months ended June 30, 2024, the Group recognized an additional loss of $172 on its investment in Sonde’s Preferred A-2 and B shares because the Group’s share of equity method losses was greater than its equity method investment balance. The additional loss is included in share of net income / (loss) of associates accounted for using the equity method within the Condensed Consolidated Statement of Comprehensive Income/(Loss).
Vor
As of December 31, 2024, the Group held 2,671,800 shares of Vor common stock with fair value of $2,966. On June 26, 2025, the Group sold its remaining Vor common shares at $1.03 per share for total proceeds of $2,753 before income tax. As a result of this transaction, the Group recognized a gain of $375 which was included in realized gain/(loss) on sale of investments within the Condensed Consolidated Statement of Comprehensive Income/(Loss). Therefore, the Group no longer holds any ownership interests in Vor.
During the six months ended June 30, 2025 and 2024, the Group recognized losses of $588 and $3,340, respectively, for the changes in the fair value of its investment in Vor that were included in gain/(loss) on investments held at fair value within the Condensed Consolidated Statement of Comprehensive Income/(Loss).
Karuna
In March 2024, Karuna common shares were acquired by Bristol Myers Squibb ("BMS") for $330 per share in accordance with the terms of a definitive merger agreement signed in December 2023. As a result of this transaction, the Group received total proceeds of $292,672 before income tax in exchange for its holding of 886,885 shares of Karuna common stock. Therefore, the Group no longer holds any ownership interests in Karuna.
During the six months ended June 30, 2024, the Group recognized a gain of $11,813 for the changes in the fair value of its investment in Karuna that was included in gain/(loss) on investments held at fair value within the Condensed Consolidated Statement of Comprehensive Income/(Loss).
Akili
On July 2, 2024, Akili was acquired by Virtual Therapeutics. As a result of this transaction, the Group received total proceeds of $5,437 before income taxes in exchange for its holding of 12,527,476 shares of Akili common stock. Therefore, the Group no longer holds any ownership interests in Akili.
During the six months ended June 30, 2024, the Group recognized a loss of $985, for the changes in the fair value of its investment in Akili that was included in gain/(loss) on investments held at fair value within the Condensed Consolidated Statement of Comprehensive Income/(Loss).

5.     Investments in Associates
Sonde (Boston, MA)
Following the deconsolidation of Sonde in May 2022, the Group's investment in Sonde Preferred A-1 shares is accounted for under the equity method as Group retains significant influence in Sonde and the Sonde Preferred A-1 shares provide their shareholders with access to returns associated with a residual equity ownership.
During the six months ended June 30, 2024, the Group recorded a loss of $3,357 related to Sonde's equity method of accounting. The loss exceeded Sonde equity method investment balance of $3,185 as of December 31, 2023 and has reduced the Group's investment in this associate to $0.
Since the Group did not incur legal or constructive obligations or made payments on behalf of Sonde, the Group stopped recognizing additional equity method losses as of December 31, 2024. As of June 30, 2025, the Sonde equity method investment balance was $0 and the unrecognized equity method losses amounted to $2,112.
During the six months ended June 30, 2025, the Group recorded income of $4,965 within its share of net income/(loss) of associates accounted for using the equity method in the Condensed Consolidated Statement of Comprehensive Income/(Loss). This amount represents the reversal of previously recognized equity method losses that were applied against the Group’s Sonde’s Preferred A-2 and B investment. Due to the decrease in the fair value of Sonde’s Preferred A-2 and B shares under IFRS 9, during the six months ended June 30, 2025, the Group reversed the excess equity method losses that had been applied in prior periods to reduce the fair value of the Group’s investment in Sonde’s Preferred A-2 and B shares. See Note 4. Investments Held at Fair Value.
Seaport (Boston, MA)
Following the deconsolidation of Seaport in October 2024, the Group's investment in Seaport common shares is accounted for under equity method due to the significant influence the Group retains in Seaport.
As of June 30, 2025 and December 31, 2024, the Seaport equity method investment had a balance of $0 and $2,397, respectively. When applying the equity method, the Group records its share of the losses in Seaport based on its common share equity interest in Seaport, which was 12.7% as of June 30, 2025. During the six months ended June 30, 2025, the Group recorded a loss of $8,962 related to Seaport’s equity method of accounting and a gain of $708 for the dilution of ownership interest. The Group’s share in Seaport’s losses for the six months ended June 30, 2025 exceeded the Group’s equity method investment in Seaport. As a result, the Group's equity method investment in Seaport was reduced to $0 as of June 30, 2025. The excess loss of $5,857 was applied against the fair value of Seaport Preferred A-1, A-2, and B shares, which represent a long-term interest. See Note 4. Investments Held at Fair Value.
The following table provides summarized financial information for Seaport, the Group’s material associate for the six months ended June 30, 2025. The information disclosed reflects the amounts presented in the financial statements of Seaport and not the Group’s share of those amounts. The amounts have been amended to reflect adjustments made by the Group when using the equity method, including fair value adjustments and modifications for differences in accounting policies.

For the six months ended June 30,	2025 $	2024 $
Statement of comprehensive income/(loss)
Revenue	—	—
Income/(loss) from continuing operations (100%)	(69,334)	—
Income/(loss) for the year	(69,334)	—
Other comprehensive income/(loss)	—	—
Total comprehensive income/(loss)	(69,334)	—
Dividends received from associate	—	—
Group's share in net income/ (loss)	(8,962)	—
The following table summarizes the activities related to the investment in associates balance for the six months ended June 30, 2025.

Investment in associates	$
Balance as of December 31, 2024 and January 1, 2025	2,397
Gain on dilution of interest in associate	708
Share in net profit/(loss) of associates - limited to net investment amount	(3,105)
Balance as of June 30, 2025	—

6.     Investment in Notes from Associates
The following is the activity in respect of investments in notes from associates during the period. The fair value of the notes from associates of $14,005 and $17,731 as of June 30, 2025 and December 31, 2024, respectively, is determined using unobservable Level 3 inputs. See Note 13. Financial Instruments for additional information.

Investment in notes from associates	$
Balance as of December 31, 2024 and January 1, 2025	17,731
Changes in the fair value of the notes	(3,726)
Balance as of June 30, 2025	14,005
Investment in notes from associates, current	11,377
Investment in notes from associates, non-current	2,628
Gelesis
On July 27, 2022, the Group, as a lender, entered into an unsecured promissory note (the "Junior Note") with Gelesis, as a borrower, in the amount of $15,000. The Junior Note bears an annual interest rate of 15% per annum. The maturity date of the Junior Note is the earlier of December 31, 2023 or five business days following the consummation of a qualified financing by Gelesis. Based on the terms of the Junior Note, due to the option to convert to a variable amount of shares at the time of default, the Junior Note is required to be measured at fair value with changes in fair value recorded through profit and loss.
During the year ended December 31, 2023, the Group entered into multiple agreements with Gelesis to purchase senior secured convertible promissory notes (the "Senior Notes") and warrants for share of Gelesis common stock for a total consideration of $11,850. The Senior Notes are secured by a first-priority lien on substantially all assets of Gelesis and the guarantors (other than the equity interests in, and assets held by Gelesis s.r.l., a subsidiary of Gelesis, and certain other exceptions). The Senior Notes represent debt instruments that are presented at fair value through profit and loss as the amounts receivable do not solely represent payments of principal and interest as the Senior Notes are convertible into Gelesis common stock.
In October 2023, Gelesis ceased operations and filed a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Bankruptcy Code. Therefore, the Group determined that the fair value of the Junior Note and the Senior Notes with the warrants was $0 as of December 31, 2023.
In June 2024, the Bankruptcy Court approved an executed agreement for a third party to acquire the remaining net assets of Gelesis for $15,000. As the only senior secured creditor, the Group is expected to receive a majority of the proceeds from this sale after deduction of Bankruptcy Court related legal and administrative costs. As of June 30, 2025 and December 31, 2024, these notes were determined to have a fair value of $11,377 and $11,381, respectively.
For the six months ended June 30, 2025 and June 30, 2024, the Group recorded a loss of $4 and a gain of $11,312, respectively, for the changes in the fair value of these notes, which were included in gain/(loss) on investments in notes from associates in the Condensed Consolidated Statement of Comprehensive Income/(Loss).
Vedanta
On April 24, 2023, Vedanta closed the second tranche of its convertible debt for additional proceeds of $18,000, of which $5,000 were invested by the Group. The convertible debt carries an interest rate of 9% per annum. The debt has various conversion triggers, and the conversion price is established at the lower of 80% of the equity price of the last financing round, or a certain pre-money valuation cap established in the agreement. If the convertible debt is not earlier converted or repaid, the entire outstanding amount of the convertible debt shall be due and payable upon the earliest to occur of (a) the later of (x) November 1, 2025 and (y) the date which is sixty (60) days after all amounts owed under, or in connection with, the loan Vedanta received from a certain investor have been paid in full, or (b) the consummation of a Deemed Liquidation Event (as defined in Vedanta’s Amended and Restated Certificate of Incorporation).
Due to the terms of the convertible debt, the investment in such convertible debt is measured at fair value with changes in the fair value recorded through profit and loss. As of June 30, 2025 and December 31, 2024, the Vedanta convertible debt was determined to have a fair value of $2,628 and $6,350, respectively. During the six months ended June 30, 2025 and June 30, 2024, the Group recorded a loss of $3,722 and a gain of $300, respectively, for the changes in the fair value of the Vedanta convertible debt, which were included in gain/(loss) on investments in notes from associates in the Condensed Consolidated Statement of Comprehensive Income/(Loss).

7.    Share-based Payments
Share-based payments include stock options and restricted stock units (“RSUs”). Expense for stock options and time-based RSUs is recognized based on the grant date fair value of these awards. Performance-based RSUs to executives are treated as liability awards and the related expense is recognized based on reporting date fair value up until settlement date.
Share-based Payment Expense
The Group's share-based payment expense for the six months ended June 30, 2025 and 2024 was $4,733 and $4,648, respectively. The following table provides the classification of the Group’s consolidated share-based payment expense as reflected in the Condensed Consolidated Statement of Comprehensive Income/(Loss):

For the six months ended June 30,	2025 $	2024 $
General and administrative	4,054	4,471
Research and development	679	176
Total	4,733	4,648
The Performance Share Plan
In June 2015, the Group adopted the Performance Stock Plan (the “2015 PSP”). Under the 2015 PSP and subsequent amendments, awards of ordinary shares may be made to the Directors, senior managers and employees, and other individuals providing services to the Group up to a maximum authorized amount of 10.0% of the total ordinary shares outstanding.
In June 2023, the Group adopted a new Performance Stock Plan (the "2023 PSP") that has the same terms as the 2015 PSP but instituted for all new awards a limit of 10.0% of the total ordinary shares outstanding over a five-year period.
The awards granted under these plans have various vesting terms over a period of service between one and four years, provided the recipient remains continuously engaged as a service provider. The options awards expire 10 years from the grant date.
The share-based awards granted under these plans are generally equity-settled (see cash settlements below). As of June 30, 2025, the Group had issued 26,619,133 units of share-based awards under these plans.
RSUs
During the six months ended June 30, 2025 and June 30, 2024, the Group granted the following RSUs to certain non-executive Directors, executives and employees:

For the six months ended June 30,	2025	2024
Time based RSUs	—	3,933,606
Performance based RSUs	—	1,822,151
Total RSUs	—	5,755,757
Each RSU entitles the holder to one ordinary share on vesting and the RSU awards are generally based on a vesting schedule over a one to three-year requisite service period in which the Group recognizes compensation expense for the RSUs. Following vesting, each recipient will be required to make a payment of one pence per ordinary share on settlement of the RSUs.
Time-based RSUs are equity-settled. The grant date fair value on such RSUs is recognized over the vesting term.
Performance-based RSUs are granted to executives. Vesting of such RSUs is subject to the satisfaction of both performance and market conditions. The performance condition is based on the achievement of the Group's strategic targets. The market conditions are based on the achievement of the absolute total shareholder return (“TSR”), TSR as compared to the FTSE 250 Index, and TSR as compared to the MSCI Europe Health Care Index. The RSU award performance criteria have changed over time as the criteria are continually evaluated by the Group’s Remuneration Committee.
The Group recognizes the estimated fair value of performance-based awards with non-market conditions as share-based compensation expense over the performance period based upon its determination whether it is probable that the performance targets will be achieved. The Group assesses the probability of achieving the performance targets at each reporting period. Cumulative adjustments, if any, are recorded to reflect subsequent changes in the estimated outcome of performance-related conditions.
The fair value of the performance-based awards with market conditions is based on the Monte Carlo simulation analysis utilizing a Geometric Brownian Motion process with 100,000 simulations to value those shares. The model considers share price volatility, risk-free rate and other covariance of comparable public companies and other market data to predict distribution of relative share performance.
The performance-based RSUs to executives are treated as liability awards as the Group has a historical practice of settling these awards in cash, and as such, adjusted to fair value at every reporting date until settlement with changes in fair value recorded in earnings as share-based compensation expense.
In February 2025, the Group settled 994,951 vested RSUs through issuance of shares after paying the employees' withholding taxes in cash. As such, the liability at the date of settlement was settled for $415 in cash and $1,404 in shares.
In May 2024, the Group settled 237,420 vested RSUs through issuance of shares to a terminated employee. As such, the liability at the date of settlement was settled for $646 in shares.
In March 2024, the Group settled 518,721 vested RSUs through issuance of shares after paying the employees' withholding taxes in cash. As such, the liability at the date of settlement was settled for $655 in cash and $655 in shares.
The Group recorded expenses of $3,718 and $973 for the six months ended June 30, 2025 and June 30, 2024, respectively, in respect of all restricted stock units, of which $393 and $609, respectively, was in respect of liability settled share-based awards.

As of June 30, 2025, the carrying amount of the RSU liability awards was $2,310 with $1,506 current and $804 non current. As of December 31, 2024, the carrying amount of the RSU liability awards was $3,736 with $1,875 current and $1,861 non current, out of which $1,875 related to awards that met all their performance and market conditions and were settled in February 2025 as discussed above.
Stock Options
During the six months ended June 30, 2025 and June 30, 2024, the Group granted 0 and 2,548,375 stock option awards, respectively.
Stock options are treated as equity-settled awards. The fair value of the stock options awarded by the Group was estimated at the grant date using the Black-Scholes option valuation model, considering the terms and conditions upon which options were granted, with the following weighted- average assumptions:

For the six months ended June 30,	2024
Expected volatility	44.79%
Expected terms (in years)	6.16
Risk-free interest rate	4.32%
Expected dividend yield	—
Exercise price (GBP)	1.88
Underlying stock price (GBP)	1.88
These assumptions resulted in an estimated weighted-average grant-date fair value per share of stock options granted during the six months ended June 30, 2024 of $1.19.
As of June 30, 2025, 8,780,465 incentive options are exercisable with a weighted-average exercise price of £2.28. Exercise prices ranged from £0.01 to £3.73.
The Group incurred share-based payment expense for the stock options of $1,014 and $390 for the six months ended June 30, 2025 and 2024, respectively.
Subsidiary Plans
The subsidiaries incurred $0 and $3,285 in share-based payment expense in respect of their share-based award plans for the six months ended June 30, 2025 and June 30, 2024, respectively.
The share-based payment expense for the six months ended June 30, 2024 is primarily related to awards granted under the Seaport 2024 Equity Incentive Plan approved by the Seaport Board of Directors in 2024. Seaport was deconsolidated from the Group's financial statements as of October 18, 2024.

8.    Finance Income/(Costs), net
The following table shows the breakdown of finance income and costs:

	2025 $	2024 $
For the six months ended June 30,
Finance income
Interest income from financial assets	7,076	11,732
Total finance income	7,076	11,732
Finance costs
Contractual interest expense on notes payable	(384)	(328)
Interest expense on lease liability	(562)	(675)
Gain/(loss) on foreign currency exchange	(14)	(33)
Total finance costs – contractual	(960)	(1,036)
Gain/(loss) from changes in fair value of preferred shares	—	(1,613)
Total finance income/(costs) – fair value accounting	—	(1,613)
Total finance costs - non-cash interest expense related to sale of future royalties	247	(10,551)
Finance income/(costs), net	6,363	(1,468)
9.    Earnings/(Loss) per Share
Basic earnings/(loss) per share is calculated by dividing the Group's net income or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding, net of treasury shares.
Diluted earnings/(loss) per share is calculated by dividing the Group's net income or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding, net of treasury shares, plus the weighted average number of ordinary shares that would be issued at conversion of all the dilutive potential securities into ordinary shares. Dilutive effects arise from equity-settled shares from the Group's share-based plans.
During the six months ended June 30, 2025 and June 30, 2024, the Group incurred a net loss, and therefore, all outstanding potential securities were considered anti-dilutive. The amount of potential securities that were excluded from the diluted calculation amounted to 1,569,477 and 1,637,694 shares for the six months ended June 30, 2025 and 2024, respectively.
The following table sets forth the calculation of basic and diluted earnings/(loss) per share for the periods presented:

For the six months ended June 30,	2025	2024
Numerator:
Income/(loss) attributable to the owners of the Group	($44,605)	($41,773)
Denominator:
Issued ordinary shares at January 1	239,421,312	271,853,731
Effect of shares issued & treasury shares purchased and cancelled	542,880	(2,197,209)
Weighted average ordinary shares for basic EPS	239,964,192	269,656,522
Effect of dilutive securities	—	—
Weighted average ordinary shares for diluted EPS	239,964,192	269,656,522
Basic earnings/(loss) per ordinary share	($0.19)	($0.15)
Diluted earnings/(loss) per ordinary share	($0.19)	($0.15)
10.     Equity
On May 9, 2022, the Group announced the commencement of a $50,000 share repurchase program (the "Program") of its ordinary shares of one pence each. The Group executed the Program in two equal tranches. It entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of the ordinary shares for an aggregate consideration (excluding expenses) of no greater than $25,000 for each tranche and the simultaneous on-sale of such ordinary shares by Jefferies to the Group, subject to certain volume and price restrictions. In February 2024, the Group completed the Program and has repurchased an aggregate of 20,182,863 ordinary shares under the Program. These shares have been held as treasury shares and are being used to settle the vesting of restricted stock units or exercise of stock options.
In March 2024, the Group announced a proposed capital return of $100,000 to its shareholders by way of a tender offer (the "Tender Offer"). The proposed Tender Offer was approved by shareholders at the Annual General Meeting of Stockholders held on June 6, 2024, to acquire a maximum number of 33,500,000 ordinary shares (including ordinary shares represented by American Depository Shares (''ADSs'')) for a fixed price of 250 pence per ordinary share (equivalent to £25.00 per ADS) for a maximum aggregate amount of $100,000 excluding expenses.
The Tender Offer was completed on June 24, 2024. The Group repurchased 31,540,670 ordinary shares under the Tender Offer. Following such repurchase, the Group cancelled these shares repurchased. As a result of the cancellation, the nominal value of $600 related to the cancelled shares was reduced from share capital and transferred to a capital redemption reserve, increasing the capital redemption reserve balance to $600 which was included in other reserve in the Condensed Consolidated Statement of Changes in Equity.
As of December 31, 2024, the Group had 239,421,312 common shares outstanding, including 257,927,489 issued shares net of 18,506,177 shares held by the Group in Treasury. As of June 30, 2025, the Group had 240,254,449 common shares outstanding, including 257,927,489 issued shares net of 17,673,040 shares held by the Group in Treasury.

11.     Subsidiary Preferred Shares
Preferred shares issued by subsidiaries often contain redemption and conversion features that are assessed under IFRS 9 in conjunction with the host preferred share instrument. This balance represents subsidiary preferred shares issued to third parties.
The subsidiary preferred shares are redeemable upon the occurrence of a contingent event, other than full liquidation of the subsidiaries, that is not considered to be within the control of the subsidiaries. Therefore, these subsidiary preferred shares are classified as liabilities. These liabilities are measured at fair value through profit and loss. The preferred shares are convertible into ordinary shares of the subsidiaries at the option of the holders and are mandatorily convertible into ordinary shares under certain circumstances. Under certain scenarios, the number of ordinary shares receivable on conversion will change and therefore, the number of shares that will be issued is not fixed. As such, the conversion feature is considered to be an embedded derivative that normally would require bifurcation. However, since the subsidiary preferred share liability is measured at fair value through profit and loss, as mentioned above, no bifurcation is required.
The preferred shares are entitled to vote with holders of common shares on an as converted basis.
In April 2024, Seaport closed a Series A-2 preferred share financing with aggregate proceeds of $100,100 of which $68,100 was from outside investors and $32,000 was from the Group. The $68,100 received from the outside investors was recorded as a subsidiary preferred share liability within the Group’s balance sheet. In October 2024, Seaport closed a Series B preferred share financing with aggregate proceeds of $226,000 of which $211,600 was from outside investors and $14,400 was from the Group. As a result of the Series B preferred share financing, the Group lost control of Seaport, and the Group derecognized the assets, liabilities and non-controlling interest in respect of Seaport from its financial statements. As such, the balance of subsidiary preferred share liability in Seaport is reduced to $0 upon deconsolidation.
The fair value of all subsidiary preferred shares as of June 30, 2025 and December 31, 2024, is as follows:

	2025 $	2024 $
Balance as of June 30, 2025 and December 31, 2024
Entrega	169	169
Total subsidiary preferred share balance	169	169
As is customary, in the event of any voluntary or involuntary liquidation, dissolution or winding up of a subsidiary, the holders of outstanding subsidiary preferred shares shall be entitled to be paid out of the assets of the subsidiary available for distribution to shareholders and before any payment shall be made to holders of ordinary shares. A merger, acquisition, sale of voting control or other transaction of a subsidiary in which the shareholders of the subsidiary immediately before the transaction do not own a majority of the outstanding shares of the surviving company shall be deemed to be a liquidation event. Additionally, a sale, lease, transfer or other disposition of all or substantially all of the assets of the subsidiary shall also be deemed a liquidation event.
As of June 30, 2025 and December 31, 2024, the minimum liquidation preference reflecting the amounts that would be payable to the subsidiary preferred holders upon a liquidation event of the subsidiaries, is as follows:

	2025 $	2024 $
Balance as of June 30, 2025 and December 31, 2024
Entrega	2,216	2,216
Follica	6,405	6,405
Total minimum liquidation preference	8,621	8,621
For the six months ended June 30, 2025 and June 30, 2024, the Group recognized the following changes in the value of subsidiary preferred shares:

	2025 $	2024 $

Balance as of January 1	169	169
Issuance of new preferred shares	—	68,100
Increase/(decrease) in value of preferred shares measured at fair value*	—	1,613
Balance as of June 30	169	69,882
*    The changes in fair value of preferred shares are included in total finance income/(costs) – fair value accounting in the Condensed Consolidated Statement of Comprehensive Income/(Loss).

12.     Sale of Future Royalties Liability
On March 4, 2011, the Group entered into a license agreement (the “License Agreement”) with Karuna, according to which the Group granted Karuna an exclusive license to research, develop and sell KarXT in exchange for a royalty on annual net sales, development and regulatory milestones and a fixed portion of sublicensing income, if any.
On March 22, 2023, the Group signed an agreement with Royalty Pharma (the "Royalty Purchase Agreement"), according to which the Group sold Royalty Pharma a partial right to receive royalty payments from Karuna in respect of net sales of KarXT, if and when received. According to the Royalty Purchase Agreement, all royalties due to the Group under the License Agreement will be paid to Royalty Pharma up to an annual royalties threshold of $60,000, while all royalties above such annual threshold in a given year will be split 33% to Royalty Pharma and 67% to the Group. Under the terms of the Royalty Purchase Agreement, the Group received a non-refundable initial payment of $100,000 at the execution of the Royalty Purchase Agreement and is eligible to receive additional payments in the aggregate of up to an additional $400,000 based on the achievement of certain regulatory and commercial milestones.
The Group continues to hold the rights under the License Agreement and has a contractual obligation to deliver cash to Royalty Pharma for a portion of the royalties it receives. Therefore, the Group will continue to account for any royalties and milestones due to the Group under the License Agreement as revenue in its Condensed Consolidated Statement of Comprehensive Income/(Loss) and record the proceeds from the Royalty Purchase Agreement as a financial liability on its Condensed Consolidated Statement of Financial Position. In determining the appropriate accounting treatment for the Royalty Purchase Agreement, management applied significant judgment.
The acquisition of Karuna by Bristol Myers Squibb ("BMS"), which closed on March 18, 2024, had no impact on the Group's rights or obligations under the License Agreement or the Royalty Purchase Agreement, each of which remains in full force and effect.
In order to determine the amortized cost of the sale of future royalties liability, management is required to estimate the total amount of future receipts from and payments to Royalty Pharma under the Royalty Purchase Agreement over the life of the agreement. The $100,000 liability, recorded at execution of the Royalty Purchase Agreement, is accreted to the total of these receipts and payments as interest expense over the life of the Royalty Purchase Agreement. These estimates contain assumptions that impact both the amortized cost of the liability and the interest expense that are recognized in each reporting period.
Additional proceeds received from Royalty Pharma increase the Group’s financial liability. As royalty payments are made to Royalty Pharma, the balance of the liability is effectively repaid over the life of the Royalty Purchase Agreement. The estimated timing and amount of royalty payments to and proceeds from Royalty Pharma are likely to change over the life of the Royalty Purchase Agreement. A significant increase or decrease in estimated royalty payments, or a significant shift in the timing of cash flows, will materially impact the sale of future royalties liability, interest expense and the time period for repayment. The Group periodically assesses the expected payments to, or proceeds from, Royalty Pharma. Any such changes in amount or timing of cash flows requires the Group to re-calculate the amortized cost of the sale of future royalties liability as the present value of the estimated future cash flows from the Royalty Purchase Agreement that are discounted at the liability’s original effective interest rate. The adjustment is recognized immediately in profit or loss as income or expense.
On October 1, 2024, the Group received $25,000 from Royalty Pharma upon the FDA's approval for BMS to market KarXT as Cobenfy. The Group paid Royalty Pharma $315 in the first quarter of 2025 for the royalties received from BMS for the sale of Cobenfy in the fourth quarter of 2024. In the six months ended June 30, 2025, the Group recognized $1,851 royalty revenue from BMS’ sale of Cobenfy and paid Royalty Pharma such amount in July 2025.
The following shows the activity in respect of the sale of future royalties liability:

Sale of future royalties liability $
Balance as of December 31, 2024 and January 1, 2025	143,217
Payment to Royalty Pharma	(315)
Non-cash interest expense recognized	(247)
Balance as of June 30, 2025	142,655
Sale of future royalties liability, current	13,600
Sale of future royalties liability, non-current	129,055

13.     Financial Instruments
The Group’s financial instruments consist of financial assets in the form of notes, convertible notes and investment in shares, and financial liabilities, including preferred shares. Many of these financial instruments are presented at fair value, with changes in fair value recorded through profit and loss.
Fair Value Process
For financial instruments measured at fair value under IFRS 9, the change in the fair value is reflected through profit and loss. Using the guidance in IFRS 13, the total business enterprise value and allocable equity of each entity being valued can be determined using a market backsolve approach through a recent arm’s length financing round (or a future probable arm's length transaction), market/asset probability-weighted expected return method ("PWERM") approach, discounted cash flow approach, or hybrid approaches. The approaches, in order of strongest fair value evidence, are detailed as follows:

Valuation Method	Description
Market – Backsolve	The market backsolve approach benchmarks the original issue price (OIP) of the company’s latest funding transaction as current value.
Market/Asset – PWERM	Under a PWERM, the company value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise. Possible future outcomes can include IPO scenarios, potential SPAC transactions, merger and acquisition transactions as well as other similar exit transactions of the investee.
Income Based – DCF	The income approach is used to estimate fair value based on the income streams, such as cash flows or earnings, that an asset or business can be expected to generate.
At each measurement date, investments held at fair value (that are not publicly traded) as well as the fair value of subsidiary preferred share liability, including embedded conversion rights that are not bifurcated, were determined using the following allocation methods: option pricing model (“OPM”), PWERM, or hybrid allocation framework. The methods are detailed as follows:

Allocation Method	Description
OPM	The OPM model treats preferred stock as call options on the enterprise’s equity value, with exercise prices based on the liquidation preferences of the preferred stock.
PWERM	Under a PWERM, share value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise, as well as the rights of each share class.
Hybrid	The hybrid method is a combination of the PWERM and OPM. Under the hybrid method, multiple liquidity scenarios are weighted based on the probability of the scenario's occurrence, similar to the PWERM, while also utilizing the OPM to estimate the allocation of value in one or more of the scenarios.
Valuation policies and procedures are regularly monitored by the Group. Fair value measurements, including those categorized within Level 3, are prepared and reviewed for reasonableness and compliance with the fair value measurements guidance under IFRS accounting standards. The Group measures fair value using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

Fair Value Hierarchy Level	Description
Level 1	Inputs that are quoted market prices (unadjusted) in active markets for identical instruments.
Level 2	Inputs other than quoted prices included within Level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3	Inputs that are unobservable. This category includes all instruments for which the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instruments' valuation.
Whilst the Group considers the methodologies and assumptions adopted in fair value measurements as supportable and reasonable, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investment existed.

Subsidiary Preferred Share Liability
As of June 30, 2025 and December 31, 2024, the fair value of subsidiary preferred share liability was $169 and $169, respectively. See Note 11. Subsidiary Preferred Shares for the changes in the Group’s subsidiary preferred share liability measured at fair value, which are categorized as Level 3 in the fair value hierarchy.
Investments Held at Fair Value
The Group has immaterial investments in listed entities on an active exchange, and as such, the fair value of these investments as of June 30, 2025 was calculated utilizing the quoted common share price which is categorized as Level 1 in the fair value hierarchy.
Seaport, Vedanta and Sonde
As of June 30, 2025, the Group accounts for the following investments under IFRS 9 as investments held at fair value with changes in fair value through profit and loss: Seaport preferred A-1, A-2, and B shares, Vedanta preferred A-1, B, C, and D shares, and Sonde preferred A-2 and B shares. The valuations of the aforementioned investments are categorized as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs to value such assets. During the six months ended June 30, 2025, the Group recorded such investments at fair value and recognized a gain of $4,274 for the changes in fair value of the investments.
The following table summarizes the changes in all the Group’s investments held at fair value categorized as Level 3 in the fair value hierarchy:

Balance as of December 31, 2024 and January 1, 2025	$193,758
Gain/(loss) on changes in fair value	4,274
Balance as of June 30, 2025	198,032
Equity method loss recorded against LTI	(6,198)
Balance as of June 30, 2025 after allocation of equity method loss to LTI	$191,834
The changes in fair value of investments held at fair value are recorded in gain/(loss) on investments held at fair value in the Condensed Consolidated Statement of Comprehensive Income/(Loss).
As of June 30, 2025, the Group’s material investments held at fair value categorized as Level 3 in the fair value hierarchy only include the preferred shares of Seaport with fair value of $197,472. The significant unobservable inputs used at June 30, 2025 in the fair value measurement of these investments and the sensitivity of the fair value measurements for these investments to changes of these significant unobservable inputs are summarized in the tables below.

As of June 30, 2025	Investment (Seaport) Measured through Market Backsolve & PWERM
Unobservable Inputs (Seaport)	Input Value	Sensitivity Range	Fair Value Increase/(Decrease) $
Equity Value	597,276	-10%	(22,319)
		+10%	22,259
Probability of entering into an initial public offering*	30%	-10%	(4,983)
		+10%	4,983
*Assumed the exit event occurs on June 30, 2026.

The unobservable inputs outlined within the table above were used to determine the fair value of our investment in the convertible preferred shares of a private company as of June 30, 2025. Whilst the Group considers the methodologies and assumptions used in the fair value measurement to be supportable and reasonable based on a number of factors, including stage of development for underlying programs and market conditions, because of the inherent uncertainties associated with the valuation, the estimated value may differ significantly from the values that would have been used had a ready market for the investment existed. The fair value measurement of our investment in the convertible preferred shares will be updated at each reporting date.
Investments in Notes from Associates
As of June 30, 2025 and December 31, 2024, the investment in notes from associates was $14,005 and $17,731, respectively. The balance represents the fair value of convertible promissory notes with a principal value of $26,850 issued by Gelesis and convertible debt with a principal value of $5,000 issued by Vedanta.
During the six months ended June 30, 2025, the Group recorded a loss of $3,726 for the changes in fair value of the notes from associates in the gain/(loss) on investments in notes from associates within the Condensed Consolidated Statement of Comprehensive Income/Loss. The loss was primarily driven by a decrease of $3,722 in the fair value of the Vedanta convertible note.
In October 2023, Gelesis ceased operations and filed a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Bankruptcy Code. Therefore, the Group determined the fair value of the convertible promissory notes issued by Gelesis to be $0 as of December 31, 2023. In June 2024, the Bankruptcy Court approved an executed agreement for a third party to acquire the remaining net assets of Gelesis for $15,000. As the only senior secured creditor, the Group is expected to receive a majority of the proceeds from this sale after deduction of legal and administrative costs incurred by the Bankruptcy Court in 2025. As of June 30, 2025, these notes were determined to have a fair value of $11,377.
The convertible debt issued by Vedanta was valued using a probability-weighted backsolve approach.

Fair Value Measurement and Classification
The fair value of financial instruments by category as of June 30, 2025 and December 31, 2024:

	2025
	Carrying Amount		Fair Value
	Financial Assets $	Financial Liabilities $	Level 1 $	Level 2 $	Level 3 $	Total $
Financial assets[1]:
Money Markets[2]	139,142	—	139,142	—	—	139,142
Investment in notes from associates	14,005	—	—	—	14,005	14,005
Investments held at fair value[3]	191,836	—	2	—	191,834	191,836
Total financial assets	344,982	—	139,144	—	205,839	344,982
Financial liabilities:
Subsidiary preferred shares	—	169	—	—	169	169
Share-based liability awards	—	2,310	—	—	2,310	2,310
Total financial liabilities	—	2,479	—	—	2,479	2,479
1.    Excluded from the table above are short-term investments of $59,303 and cash equivalent of $89,431 that are classified at amortized cost as of June 30, 2025. The cost of these short-term investments and cash equivalent approximates current fair value.
2.    Included within cash and cash equivalents.
3.    The carrying amount of $191,836 reflects the fair value of $198,034 as of June 30, 2025, net of $6,198 in equity method loss allocated to the long-term interest.

	2024
	Carrying Amount		Fair Value
	Financial Assets $	Financial Liabilities $	Level 1 $	Level 2 $	Level 3 $	Total $
Financial assets[1]:
Money Markets[2]	181,716	—	181,716	—	—	181,716
Investment in notes from associates	17,731	—	—	—	17,731	17,731
Investments held at fair value[3]	191,426	—	2,974	—	188,452	191,426
Total financial assets	390,873	—	184,690	—	206,183	390,873
Financial liabilities:
Subsidiary preferred shares	—	169	—	—	169	169
Share-based liability awards	—	3,736	—	—	3,736	3,736
Total financial liabilities	—	3,905	—	—	3,905	3,905
1.    Excluded from the table above are short-term investments of $86,666 and cash equivalent of $62,179 that are classified at amortized cost as of December 31, 2024. The cost of these short-term investments and cash equivalent approximates current fair value.
2.    Included within cash and cash equivalents.
3.    The carrying amount of $191,426 reflects the fair value of $196,733 as of December 31, 2024, net of $5,307 in equity method loss allocated to the long-term interest.

14.     Non-Controlling Interest
As of June 30, 2025 and December 31, 2024, non-controlling interests included Entrega and Follica. Ownership interests of the non-controlling interests in these entities as of June 30, 2025 were 11.7%, and 19.9%, respectively. There was no change from December 31, 2024 in the ownership interests of the non-controlling interests in these two entities. Non-controlling interests include the amounts recorded for subsidiary stock awards.
The following table summarizes the changes in the non-controlling ownership interest in subsidiaries:

Non-Controlling Interest $
Balance as of December 31, 2024 and January 1, 2025	(6,774)
Share of comprehensive income (loss)	(176)
Balance as of June 30, 2025	(6,950)
15.     Trade and Other Payables
Information regarding Trade and other payables was as follows:

Balance as of June 30, 2025 and December 31, 2024	2025 $	2024 $
Trade payables	4,698	5,522
Accrued expenses	12,601	18,705
Liability for share-based awards- short term	1,506	1,875
Other	15	917
Total trade and other payables	18,819	27,020

16.    Commitments and Contingencies
The Group is a party to certain licensing agreements where the Group is licensing IP from third parties. In consideration for such licenses, the Group has made upfront payments and may be required to make additional contingent payments based on developmental and sales milestones and/or royalty on future sales. As of June 30, 2025, certain milestone events have not yet occurred, and therefore, the Group does not have a present obligation to make the related payments in respect of the licenses. Such milestones are dependent on events that are outside of the control of the Group, and many of these milestone events are remote of occurring. Payments in respect of developmental milestones that are dependent on events that are outside the control of the Group but are reasonably possible to occur amounted to approximately $7,121 and $7,121, respectively, as of June 30, 2025 and December 31, 2024. These milestone amounts represent an aggregate of multiple milestone payments depending on different milestone events in multiple agreements. The probability that all such milestone events will occur in the aggregate is remote. Payments made to license IP represent the acquisition cost of intangible assets.
The Group is a party to arrangements with contract manufacturing and contract research organizations, whereby the counterparty provides the Group with research and/or manufacturing services. As of June 30, 2025 and December 31, 2024, the noncancellable commitments in respect of such contracts amounted to approximately $6,068 and $8,395, respectively.
In March 2024, a complaint was filed in Massachusetts District Court against the Group alleging breach of contract with respect to certain payments alleged to be owed to a previous employee of a Group's subsidiary based on purported terms of a contract between such individual and the Group. As of December 31, 2024, the Group recognized a provision of $900, which represented management's best estimate of the expected settlement related to the financial obligation associated with the lawsuit, considering the likelihood of settlement. During the six months ended June 30, 2025, a settlement was reached, and payments in the amounts of $850 and $89 were made in June 2025 and July 2025, respectively.
The Group is involved from time-to-time in various legal proceedings arising in the normal course of business. Although the outcomes of these legal proceedings are inherently difficult to predict, the Group does not expect the resolution of such legal proceedings to have a material adverse effect on its financial position or results of operations. The Group did not book any provisions and did not identify any contingent liabilities requiring disclosure for any legal proceedings in the six months ended June 30, 2025.
17.    Related Parties Transactions
Key Management Personnel Compensation
Key management includes executive directors and members of the executive management team of the Group (not including non-executive directors and not including subsidiary directors). The key management personnel compensation of the Group was as follows for the six months ended June 30:

	2025 $	2024 $
For the six months ended June 30
Short-term employee benefits	1,462	1,872
Post-employment benefits	47	44
Termination benefits	—	140
Share-based payment expense	1,755	314
Total	3,264	2,370
Short-term employee benefits include salaries, health care and other non-cash benefits. Post-employment benefits include 401K contributions from the Group. Termination benefits include severance pay. Share-based payments are generally subject to vesting terms over future periods. See Note 7. Share-based Payments. As of June 30, 2025 and December 31, 2024, the payable due to the key management employees was $796, and $1,509, respectively.
In addition, the Group incurred remuneration expense for non-executive directors in the amounts of $370 and $245 for the six months ended June 30, 2025, and 2024, respectively. Also, the Group incurred $419 and $147 of share-based compensation expense for such non-executive directors for the six months ended June 30, 2025, and June 30, 2024, respectively.
During the six months ended June 30, 2025, and June 30, 2024, the Group incurred $46, and $5, respectively, of expenses paid to related parties.
Convertible Notes Issued to Directors
During the year ended December 31, 2024, the Group dissolved an inactive subsidiary, which held a convertible note issued to a related party. As a result of the entity's dissolution, the convertible note's outstanding balance on the day of dissolution was written down to $0. As of June 30, 2024, the outstanding related party notes payable totaled $107, including principal and interest.

Directors’ and Senior Managers’ Shareholdings and Share Incentive Awards
The Directors and senior managers hold beneficial interests in shares in the following businesses as of June 30, 2025:

	Business name (share class)	Number of shares held as of June 30, 2025	Number of options held as of June 30, 2025	Number of RSUs held as of June 30, 2025	Ownership interest¹
Directors:
Dr Robert Langer	Entrega (Common)	250,000	82,500	—	4.29%
Dr Raju Kucherlapati	Enlight (Class B Common)	—	30,000	—	3.00%
	Seaport Therapeutics (Preferred B)	21,052	—	—	0.01%
Dr John LaMattina	Vedanta Biosciences (Common)	25,000	15,000	—	0.25%
	Seaport Therapeutics (Preferred B)[2]	21,052	—	—	0.01%
Michele Holcomb	Seaport Therapeutics (Preferred B)	21,052	—	—	0.01%
Sharon Barber-Lui	Seaport Therapeutics (Preferred B)	21,052	—	—	0.01%
Senior Managers:
Eric Elenko	Seaport Therapeutics (Common)	950,000	—	—	0.64%
1    Ownership interests as of June 30, 2025 are calculated on a diluted basis, including issued and outstanding shares, warrants and options (and written commitments to issue options) but excluding unallocated shares authorized to be issued pursuant to equity incentive plans and any shares issuable upon conversion of outstanding convertible promissory notes.
2    Dr. John and Ms. Mary LaMattina hold 21,052 Series B preferred shares of Seaport Therapeutics.

Directors and senior managers hold 10,521,135 ordinary shares and 4.4% voting rights of the Group as of June 30, 2025. This amount excludes options to purchase 2,293,286 ordinary shares. This amount also excludes 3,063,620 shares, which are issuable based on the terms of performance based RSU awards granted to certain senior managers covering the financial years 2024 and 2023, and 2,003,621 shares of time based RSUs to senior managers, which vest over 3 years. Such shares will be issued to such senior managers in future periods provided that performance and/or service conditions are met, and certain of the shares will be withheld for payment of customary withholding taxes. This amount also excludes 346,010 shares, which were issuable to non-executive directors immediately prior to the Group's 2025 Annual General Meeting of Stockholders, and issued on July 1, 2025, based on the terms of the RSU awards granted to non-executive directors in 2024.
During the year ended December 31, 2024, certain officers and directors participated in the Tender Offer. See Note 10. Equity for details on the program. Consequently, the Group repurchased a total of 767,533 ordinary shares at 250 pence per ordinary share from these related parties.
Other
See Note 6. Investment in Notes from Associates for details on the notes issued by Gelesis and Vedanta to the Group.
As of June 30, 2025, the Group has a receivable from Seaport in the amount of $68.
18.     Taxation
Tax benefit/(expense) is recognized based on management's best estimate of the average annual effective income tax rate which is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income/(loss) of each jurisdiction. Additionally, tax expense/(benefit) that relates to discrete events and transactions is recognized in the interim period in which the event or transactions occurs.
For the six months ended June 30, 2025 and 2024, the Group recorded an income tax expense of $923 and an income tax benefit of $6,147, respectively, representing effective tax rates of (2.1)% and 11.2%, respectively. The income tax benefit recorded during the six months ended June 30, 2024 was primarily due to the recognition of discrete income tax benefits related to the capital loss from the Akili investment in the prior period, which was a non-recurring event. Income tax expense recorded during the six months ended June 30, 2025 relates to the recognition of a reserve for an uncertain tax position.
On July 4, 2025, the United States enacted the reconciliation bill commonly referred to as the One Big Beautiful Bill Act (“OBBBA”), which introduced significant changes to U.S. tax law. Key provisions include the permanent extension of certain elements of the Tax Cuts and Jobs Act, modifications to the international tax framework, and the restoration of immediate expensing for research and development expenditures. The legislation contains multiple effective dates, with certain provisions taking effect in 2025 and others phased in through 2027. Any effects of changes in tax laws are recognized in the period of enactment. As the date of enactment is after June 30, 2025, there is no financial impact as of and for the six months ended June 30, 2025. Given the complexity and phased implementation of the OBBBA, the Group is currently assessing the potential impacts of the legislation on its Consolidated Financial Statements.

19.    Subsequent Events
The Group has evaluated subsequent events after June 30, 2025, up to the date of issuance, August 28, 2025, of the Condensed Consolidated Financial Statements, and has not identified any recordable or disclosable events not otherwise reported in these Condensed Consolidated Financial Statements or notes thereto, except for the following.
In August 2025, the Group launched a new Founded Entity Celea Therapeutics to advance deupirfenidone, a Phase 3-ready therapeutic candidate from the Wholly-Owned Programs segment. The financial results of this program were included in the Wholly-Owned Programs segment in the footnotes to the Condensed Consolidated Financial Statements, as of June 30, 2025 and December 31, 2024, and for the six months ended June 30, 2025 and June 30, 2024, respectively. Upon raising dilutive third-party financing, the financial results of this entity will be included in the Controlled Founded Entities segment to the extent that the Group maintains control over this entity.
In August 2025, Vedanta Biosciences, Inc. (Vedanta), one of the Group's Founded Entities, was recapitalized through the completion of a Series A preferred stock financing. As a result of the recapitalization, the Group’s existing investment in Vedanta’s convertible preferred shares was converted into shares of Vedanta common stock and Series A-2 preferred stock. In addition, the secured convertible promissory note held by the Group from Vedanta, in the principal amount of $5,000, was converted into shares of Vedanta Series A-1 preferred stock. Through the Series A preferred stock financing, the Group invested $888 and received 1,477,692 shares of Series A preferred stock.
As part of these transactions, Vedanta amended and restated its Investor Rights Agreement which reduced the number of directors the Group has the ability to designate from four to one. The Group’s ownership stake in Vedanta has been diluted to 4.2% on a fully diluted basis.

Directors’ responsibility statement
The Board of Directors approved this Half-yearly Financial Report on August 28, 2025.
The Directors confirm that to the best of their knowledge the unaudited condensed financial information has been prepared in accordance with IAS 34 as contained in UK-adopted International Financial Reporting Standards (IFRS) and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.
Approved by the Board of Directors and signed on its behalf by:

Sharon Barber-Lui
Interim Chair of the Board of Directors
August 28, 2025